 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2024
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023
AND FOR THE YEAR ENDED DECEMBER 31, 2024,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2024 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, and the Investment Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young, LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 23, 2025

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
($ in millions)

	2024	2023
ASSETS
Non-interest bearing cash	$—	$0.1
Investments at fair value	2,116.7	1,896.6
Receivables:
Notes receivable from participants	19.2	16.6
Employer contributions	2.4	2.3
Other	0.7	0.7
Total receivables	22.3	19.6
Total assets	2,139.0	1,916.3
LIABILITIES
Other payables	0.8	0.7
Total liabilities	0.8	0.7
NET ASSETS AVAILABLE FOR BENEFITS	$2,138.2	$1,915.6

See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
($ in millions)

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income:
Interest income on notes receivable from participants	$1.3
Dividend and interest income from investments	19.4
Net appreciation in fair value of investments	276.9
Total investment income	297.6

Contributions:
Participant	96.5
Rollovers	14.6
Employer	62.9
Total contributions	174.0

Benefit payments	(247.9)
Administrative expenses	(1.1)
Total benefit payments and administrative expenses	(249.0)

NET INCREASE IN NET ASSETS	222.6

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,915.6
End of year	$2,138.2
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive,” “the Company”, or “the Plan Sponsor”) is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Fortive established the Plan effective May 31, 2016. The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
On September 4, 2024, the Company announced its intention to separate its Precision Technologies segment business into an independent publicly-traded company (the “Separation”), which has been incorporated under the name Ralliant Corporation (“Ralliant”). The Company is currently targeting completion of the Separation by the end of the second quarter of 2025. Upon completion of the Separation, Ralliant will create a new savings plan, and the balances related to employees of Ralliant after the Separation will be transferred to the new savings plan.
Contributions
At the time of eligibility, the Company automatically enrolls eligible employees at a contribution rate of 5% of pre-tax eligible earnings if the participant does not otherwise make an affirmative election to contribute or opt-out of pre-tax contributions. Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2024, the discretionary retirement contribution was 2% of eligible compensation.
For eligible participants who have completed one year of service and are active employees on the last day of the plan year, an additional discretionary retirement contribution of up to 2% of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into participant accounts subsequent to the Plan year end. These contributions become fully vested after three years of service. For the year ended December 31, 2024, this additional retirement contribution was 2% of eligible compensation.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 73.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the year ended December 31, 2024, forfeitures used to reduce Company related contributions totaled $1.2 million.
As of December 31, 2024 and 2023, unallocated and non-vested accounts, including forfeited amounts, totaled $0.8 million and $0.6 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. FAIR VALUE MEASUREMENT
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2024, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.2	$—	$—	$0.2
Fortive Corporation Stock Fund:
Fortive common stock	36.1	—	—	36.1
Money market fund	0.4	—	—	0.4
Mutual funds	588.2	—	—	588.2
Separately managed funds:
Cash and cash equivalents	3.6	—	—	3.6
Common stock	327.0	—	—	327.0
Corporate bonds	—	0.4	—	0.4
Mutual funds	59.1	—	—	59.1
Self-directed brokerage accounts	117.0	—	—	117.0
	$1,131.6	$0.4	$—	$1,132.0
Investments measured at NAV
Common/collective trusts				984.7
Total investments, at fair value				$2,116.7

The fair values of the Plan’s investments as of December 31, 2023, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.3	$—	$—	$0.3
Fortive Corporation Stock Fund:
Fortive common stock	39.7	—	—	39.7
Money market fund	0.4	—	—	0.4
Mutual funds	536.3	—	—	536.3
Separately managed funds:
Cash and cash equivalents	3.6	—	—	3.6
Common stock	270.2	—	—	270.2
Corporate bonds	—	0.4	—	0.4
Mutual funds	38.0	—	—	38.0
Self-directed brokerage accounts	89.0	—	—	89.0
	$977.5	$0.4	$—	$977.9
Investments measured at NAV
Common/collective trusts				918.7
Total investments, at fair value				$1,896.6

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
•The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.

•The separately managed funds consist of common stock, money market funds, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year, uninvested interest bearing cash and cash equivalents, which is recorded at carrying value as maturities are less than three months.
•The self-directed brokerage accounts consist of common stock, mutual funds, and exchange traded funds, which are valued at the last reported sales price on the last business day of the year, and uninvested interest bearing cash, which is recorded at carrying value as maturities are less than three months.
•Participation units in the common/collective trust funds are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated November 8, 2022 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds and units of common collective trust funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of both December 31, 2024 and 2023, the Plan held 0.5 million shares of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2024, the Fortive Corporation Stock Fund purchased $19.7 million and sold $24.0 million in Company stock and received $0.2 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Interest Bearing Cash (including Money Market Funds)
Interest Bearing Cash	3,581,332	US dollars	**	$3,581,332
Vanguard Federal Money Market Fund	181,660	shares	**	181,660
				$3,762,992
Corporate debt instruments
CARVANA CO PIK VAR 06/01/2030 144A	137,624	par	**	151,105
CARVANA CO PIK VAR 06/01/2031 144A	163,906	par	**	196,517
CARVANA CO PIK VAR 12/01/2028 144A	77,295	par	**	82,533
				$430,155
Common/Collective Trust Funds
American Beacon Small Cap Value	2,087,050	units	**	$44,871,372
* Fidelity Managed Income Portfolio II Class 3	100,288,060	units	**	100,288,060
Harding Loevner International Equity Portfolio	222,582	units	**	3,630,304
BlackRock LifePath® Index 2030 Non-Lendable Fund M	6,909,116	units	**	121,344,105
BlackRock LifePath® Index 2035 Non-Lendable Fund M	6,352,235	units	**	120,939,575
BlackRock LifePath® Index 2040 Non-Lendable Fund M	5,554,477	units	**	113,797,912
BlackRock LifePath® Index 2045 Non-Lendable Fund M	4,952,694	units	**	107,651,269
BlackRock LifePath® Index 2050 Non-Lendable Fund M	4,545,341	units	**	102,189,274
BlackRock LifePath® Index 2055 Non-Lendable Fund M	3,575,313	units	**	81,114,548
BlackRock LifePath® Index 2060 Non-Lendable Fund M	1,847,776	units	**	41,921,236
BlackRock LifePath® Index 2065 Non-Lendable Fund M	579,444	units	**	9,616,911
BlackRock LifePath® Index Retirement Non-Lendable Fund M	9,206,022	units	**	137,360,298
				$984,724,864
Employer Securities
Fortive Corporation Stock Fund
* Fortive Corporation Common Stock	481,766	shares	**	$36,132,450
* Fidelity Investments Money Market Government Portfolio - Institutional Class	435,361	US Dollars	**	435,361
				$36,567,811
Registered Investment Companies

	Dodge & Cox International Stock Fund Class X	1,186,737	shares	**	$59,218,164
	Dodge & Cox Income Fund Class X	2,386,517	shares	**	29,568,945
	PIMCO Inflation Response Multi-Asset Institutional	868,661	shares	**	7,079,586
	PIMCO Total Return Fund Institutional	3,486,904	shares	**	29,568,945
*	Fidelity® Extended Market Index Fund	955,074	shares	**	86,797,147
*	Fidelity® 500 Index Fund	1,653,290	shares	**	337,585,189
*	Fidelity® Large Cap Growth Index Fund	649,502	shares	**	25,440,998
	T. Rowe Price Treasury Reserve Fund	100	shares	**	100
	Vanguard Total Bond Market Index Fund Institutional Shares	3,566,368	shares	**	33,809,165
	Vanguard Total International Stock Index Fund Institutional Shares	302,031	shares	**	38,273,357
					$647,341,596
Common Stock
	AAON INC	14,923	shares	**	$1,756,139
	ADVANCED MICRO DEVICES INC	859	shares	**	103,759
	ADYEN BV	293	shares	**	436,135
	AGILYSYS INC	6,353	shares	**	836,754
	AIR PRODUCTS & CHEMICALS INC	7,236	shares	**	2,098,729
	ALARM.COM HOLDINGS INC	11,670	shares	**	709,536
	ALPHABET INC CL A	17,033	shares	**	3,224,347
	ALPHABET INC CL C	80,077	shares	**	15,249,864
	ALTRIA GROUP INC	19,633	shares	**	1,026,610
	AMAZON.COM INC	97,000	shares	**	21,280,830
	APPLE INC	103,073	shares	**	25,811,541
	ASML HLDG NV (NY REG SHS)	2,741	shares	**	1,899,732
	ASTRAZENECA PLC SPONS ADR	1,959	shares	**	128,354
	ATLASSIAN CORP PLC CLS A	543	shares	**	132,155
	AXOS FINANCIAL INC	6,603	shares	**	461,220
	AZENTA INC	4,626	shares	**	231,300
	BALCHEM CORP	7,290	shares	**	1,188,234
	BARNES GROUP INC	2,483	shares	**	117,347
	BERKSHIRE HATHAWAY INC CL B	4,770	shares	**	2,162,146
	BILL HOLDINGS INC	4,898	shares	**	414,910
	BIO TECHNE CORP	9,211	shares	**	663,468
	BIOLIFE SOLUTIONS INC	7,980	shares	**	207,161
	BLACKBAUD INC	10,994	shares	**	812,676
	BLACKLINE INC	7,716	shares	**	468,824
	BLACKROCK INC	2,128	shares	**	2,181,434
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	5,351	shares	**	593,158
	BROADCOM INC	20,245	shares	**	4,693,601
	CARVANA CO CL A	20,649	shares	**	4,199,181

CASELLA WASTE SYS INC CL A	9,710	shares	**	1,027,415
CBIZ INC	4,051	shares	**	331,493
CERTARA INC	50,560	shares	**	538,464
CHEVRON CORP	7,986	shares	**	1,156,692
CHIPOTLE MEXICAN GRILL INC	36,125	shares	**	2,178,338
CHUBB LTD	8,422	shares	**	2,326,999
CINCINNATI FINANCIAL CORP	7,561	shares	**	1,086,516
CINTAS CORP	2,653	shares	**	484,703
CISCO SYSTEMS INC	22,150	shares	**	1,311,280
COLGATE-PALMOLIVE CO	9,260	shares	**	841,827
COMCAST CORP CL A	19,371	shares	**	726,994
CONFLUENT INC	7,123	shares	**	199,159
CONSTELLATION ENERGY CORP	7,741	shares	**	1,731,739
CONSTRUCTION PARTNERS INC CL A	23,385	shares	**	2,068,637
CROWDSTRIKE HOLDINGS INC	1,889	shares	**	646,340
CROWN CASTLE INC	8,757	shares	**	794,785
DANAHER CORP	7,044	shares	**	1,616,950
DATABRICKS INC SER G PC PP	1,227	shares	**	113,498
DATADOG INC CL A	3,106	shares	**	443,816
DESCARTES SYS GROUP INC	13,074	shares	**	1,485,206
DIAGEO PLC SPON ADR	7,178	shares	**	912,539
DIGI INTERNATIONAL INC	15,464	shares	**	467,477
DOLLAR GENERAL CORP	1,204	shares	**	91,287
DOMINION ENERGY INC	24,009	shares	**	1,293,125
DONALDSON CO INC	6,565	shares	**	442,153
DOORDASH INC	5,519	shares	**	925,812
DORMAN PRODUCTS INC	4,068	shares	**	527,009
DOUBLEVERIFY HOLDINGS INC	24,776	shares	**	475,947
ELEVANCE HEALTH INC	1,615	shares	**	595,774
ELI LILLY & CO	9,365	shares	**	7,229,780
EPLUS INC	8,250	shares	**	609,510
ESCO TECHNOLOGIES INC	7,907	shares	**	1,053,291
EXLSERVICE HOLDINGS INC	40,833	shares	**	1,812,169
EXPONENT INC	13,799	shares	**	1,229,491
FASTENAL CO	16,663	shares	**	1,198,236
FIDELITY NATL INFORM SVCS INC	19,179	shares	**	1,549,088
FIRSTSERVICE CORP	2,247	shares	**	406,752
FISERV INC	2,849	shares	**	585,242
FORTINET INC	479	shares	**	45,256
FOX FACTORY HOLDING CORP	5,164	shares	**	156,314

GE AEROSPACE	9,247	shares	**	1,542,307
GE VERNOVA INC	1,899	shares	**	624,638
GLOBUS MEDICAL INC	16,466	shares	**	1,361,903
GOLDMAN SACHS GROUP INC	1,867	shares	**	1,069,082
GROCERY OUTLET HOLDING CORP	15,485	shares	**	241,721
HAMILTON LANE INC - A	2,438	shares	**	360,946
HEALTHEQUITY INC	8,812	shares	**	845,511
HUMANA INC	2,406	shares	**	610,426
I3 VERTICALS INC CL A	16,865	shares	**	388,570
INTUIT INC	2,441	shares	**	1,534,169
INTUITIVE SURGICAL INC	7,470	shares	**	3,899,041
J&J SNACKS FOOD CORP	4,647	shares	**	720,889
JOHNSON & JOHNSON	9,483	shares	**	1,371,431
KINSALE CAPITAL GROUP INC	3,634	shares	**	1,690,282
LAM RESEARCH CORP	1,261	shares	**	91,082
LEMAITRE VASCULAR INC	8,164	shares	**	752,231
LINDE PLC	1,982	shares	**	829,804
LOWES COS INC	7,069	shares	**	1,744,629
LULULEMON ATHLETICA INC	1,162	shares	**	444,360
MARSH & MCLENNAN COS INC	4,686	shares	**	995,353
MARTEN TRANSPORT LTD	30,102	shares	**	469,892
MASTERCARD INC CL A	10,913	shares	**	5,746,458
MERCK & CO INC NEW	13,108	shares	**	1,303,984
MESA LABORATORIES INC	1,779	shares	**	234,597
META PLATFORMS INC CL A	26,027	shares	**	15,239,069
MICROSOFT CORP	71,580	shares	**	30,170,970
MONDELEZ INTL INC	6,513	shares	**	389,021
MONGODB INC CL A	909	shares	**	211,624
MONOLITHIC POWER SYS INC	1,633	shares	**	966,246
MORGAN STANLEY	8,912	shares	**	1,120,417
MSCI INC	81	shares	**	48,601
NEOGEN CORP	19,525	shares	**	237,034
NESTLE SA REG ADR	9,346	shares	**	763,568
NETFLIX INC	5,705	shares	**	5,084,981
NIKE INC CL B	983	shares	**	74,384
NINTENDO LTD ADR	103,070	shares	**	1,507,914
NORFOLK SOUTHERN CORP	7,057	shares	**	1,656,278
NORTHROP GRUMMAN CORP	2,569	shares	**	1,205,606
NOVANTA INC	7,772	shares	**	1,187,328
NV5 GLOBAL INC	16,327	shares	**	307,601

NVIDIA CORP	221,791	shares	**	29,784,313
OLD DOMINION FREIGHT LINES INC	3,552	shares	**	626,573
OLLIES BARGAIN OUTLET HOLDINGS INC	9,197	shares	**	1,009,187
ONTO INNOVATION INC	9,336	shares	**	1,556,031
OPTION CARE HEALTH INC	7,394	shares	**	171,541
PALOMAR HLDGS INC	3,156	shares	**	333,242
PAYCHEX INC	9,793	shares	**	1,373,174
PHILIP MORRIS INTL INC	16,584	shares	**	1,995,884
PROCTER & GAMBLE CO	4,105	shares	**	688,203
PROGRESSIVE CORP OHIO	8,018	shares	**	1,921,193
RBC BEARINGS INC	5,206	shares	**	1,557,323
ROPER TECHNOLOGIES INC	2,405	shares	**	1,250,239
ROSS STORES INC	7,252	shares	**	1,097,010
S&P GLOBAL INC	1,959	shares	**	975,641
SCHLUMBERGER LTD	12,489	shares	**	478,828
SCHWAB CHARLES CORP	31,429	shares	**	2,326,060
SEA LTD ADR	7,955	shares	**	844,026
SERVICENOW INC	5,310	shares	**	5,629,237
SHERWIN WILLIAMS CO	2,601	shares	**	884,158
SHOPIFY INC CL A	17,210	shares	**	1,829,992
SITEONE LANDSCAPE SUPPLY INC	6,839	shares	**	901,175
SNOWFLAKE INC CL A	239	shares	**	36,904
SPS COMMERCE INC	5,556	shares	**	1,022,248
SPX TECHNOLOGIES INC	4,228	shares	**	615,259
STAAR SURGICAL CO NEW	6,468	shares	**	157,108
STARBUCKS CORP	14,103	shares	**	1,286,899
STRYKER CORP	3,439	shares	**	1,238,212
SYNOPSYS INC	4,031	shares	**	1,956,486
TAIWAN SEMIC MFG CO LTD SP ADR	5,655	shares	**	1,116,806
TE CONNECTIVITY PLC	14,692	shares	**	2,100,515
TESLA INC	19,451	shares	**	7,855,092
TEXAS INSTRUMENTS INC	11,917	shares	**	2,234,557
TEXAS ROADHOUSE INC	8,667	shares	**	1,563,787
THE BOOKING HOLDINGS INC	470	shares	**	2,335,157
THERMO FISHER SCIENTIFIC INC	2,937	shares	**	1,527,916
TJX COMPANIES INC NEW	8,400	shares	**	1,014,804
T-MOBILE US INC	11,079	shares	**	2,445,468
TRANSDIGM GROUP INC	499	shares	**	632,373
TREX CO INC	14,045	shares	**	969,526
TYLER TECHNOLOGIES INC	1,273	shares	**	734,063

UFP TECHNOLOGIES INC	742	shares	**	181,426
UNITED PARCEL SERVICE INC CL B	7,659	shares	**	965,800
UNITEDHEALTH GROUP INC	6,534	shares	**	3,305,289
VALVOLINE INC	11,958	shares	**	432,640
VERALTO CORP	1,693	shares	**	172,432
VERICEL CORP	10,460	shares	**	574,359
VERTEX INC - CLASS A	12,447	shares	**	664,047
VISA INC CL A	22,147	shares	**	6,999,338
WD 40 CO	1,977	shares	**	479,778
WILLSCOT HOLDINGS CORP	6,770	shares	**	226,457
ZOETIS INC CL A	219	shares	**	35,682
				$326,963,654
Brokeragelink
Brokeragelink	Combination of common stock, mutual funds, and ETF's			$116,896,245

			Total	$2,116,687,317
Loans
* Participant Loans	Interest rates range from 4.25% to 9.5% with maturity at various dates		**	$19,218,295

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 23, 2025	By:	/s/ Simon Grace
Simon Grace
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm